UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
              [ ] Form N-SAR

          For Period Ended:  September 30, 2004
          [   ] Transition Report on Form 10-K
          [   ] Transition Report on Form 20-F
          [   ] Transition Report on Form 11-K
          [   ] Transition Report on Form 10-Q
          [   ] Transition Report on Form N-SAR
          For the Transition Period Ended:________________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                      PART I - REGISTRANT INFORMATION

Molex Incorporated
__________________________________________________________________________
Full Name of Registrant

__________________________________________________________________________
Former Name if Applicable

2222 Wellington Court
__________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Lisle, Illinois  60532
__________________________________________________________________________
City, State and Zip Code


                     PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [  (a) The reasons described in reasonable detail in Part III of
     [      this form could not be eliminated without unreasonable effort or
     [      expense;
     [
     [  (b) The subject annual report, semi-annual report, transition
     [      report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
 [X] [      thereof, will be filed on or before the fifteenth calendar day
     [      following the prescribed due date; or the subject quarterly
     [      report or transition report on Form 10-Q, or portion thereof
     [      will be filed on or before the fifth calendar day following the
     [      prescribed due date; and
     [
     [  (c) The accountant's statement or other exhibit required by
     [      Rule 12b-25(c) has been attached if applicable.



                           PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

     During the fiscal quarter ended September 30, 2004, Molex's management identified the omission of certain intercompany inventory in its calculation of profit-in-inventory elimination for prior periods. Molex's management determined that Molex's financial statements for the three months ended September 30, 2004 would include a charge of $8.0 million ($5.8 million after-tax or $0.03 per share) related to the omission in prior fiscal periods, of which approximately $3.0 million ($2.2 million after-tax) was related to fiscal 2004. Molex concluded that the amounts related to fiscal 2004 and prior years are not material, both individually and in the aggregate, to the trends of the financial statements for those periods affected, and to a fair presentation of Molex's results of operations and financial statements. Molex's audit committee concurs with management's recommendations as to the accounting treatment for such omission. This charge was reflected in the financial results included in Molex's October 20, 2004 earnings release. Molex's management is not aware of any information which would result in additional adjustments for the prior fiscal periods or financial results contained in the October 20, 2004 earnings release.

     Deloitte & Touche LLP, Molex's independent auditors, expressed to Molex's audit committee that the omission described above should have been disclosed in the August 20, 2004 representation letter of Molex's Chief Executive Officer and Chief Financial Officer delivered to Deloitte & Touche in connection with the audit of Molex's financial statements as of and for the year ended June 30, 2004. The signatories did not believe that the matter was required to be addressed in that letter.

     Molex's audit committee, with the assistance of independent legal and accounting advisors, conducted an inquiry into these circumstances. No additional adjustments have been identified as a result of this inquiry. The audit committee presented the findings of the inquiry to Deloitte & Touche, and Deloitte & Touche has requested additional information relating to this matter and the Audit Committee is responding to that request.

     The Molex Board of Directors on November 10 named Robert Mahoney, a current Executive Vice President and former Chief Financial Officer of Molex, as the Acting Chief Financial Officer, and reassigned the prior Chief Financial Officer to the position of Vice President and Treasurer. The Board's action was in response to Deloitte & Touche having advised Molex that, because of its view that this matter should have been disclosed in the August 20, 2004 representation letter, Deloitte & Touche would require representations and certifications from a new principal accounting and financial officer in connection with Molex's future filings with the Securities and Exchange Commission containing financial statements, including the Form 10-Q to which this Form 12b-25 relates. Deloitte & Touche advised Molex that it is considering whether it would require representations and certifications from a new principal executive officer in connection with Molex's future SEC filings, and Molex is reviewing potential alternatives pending receipt of Deloitte & Touche's definitive position.

     Deloitte & Touche further advised Molex that, in light of its requests for additional information related to these matters, Deloitte & Touche is currently unable to complete its review under Statement of Auditing Standards No. 100 "Interim Financial Information" of the Company's unaudited financial statements for the fiscal quarter ended September 30, 2004. The Company intends to file the Form
     10-Q for the fiscal quarter ended September 30, 2004 when such review has been completed.


                       PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Louis Hecht, Corporate           (630)           969-4550
Secretary and General
Counsel
_______________________        _________       _____________
         (Name)                  (Area          (Telephone
                                 Code)            Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                          Yes[X]       No   [   ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        Yes[   ]          No   [X]

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              Molex Incorporated
                 ____________________________________________
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 10, 2004                  By:     /S/ LOUIS A. HECHT
       _________________                          _____________________
                                                  Louis A. Hecht,
                                                  Corporate Secretary
                                                  and General Counsel